TROY GOULD PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067-2367 tel (310) 553-441 Fax (310) 201-4746 www.troygould.com
David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1
February 10, 2012

BY EDGAR AND FEDERAL EXPRESS

Mr. Michael McTiernan Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	AudioEye, Inc. Registration Statement on Form S-1 Filed January 3, 2012 File No. 333-177463

Dear Mr. McTiernan:

By letter dated January 23, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided AudioEye, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-1 filed on January3, 2012.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s January 23, 2012 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 3 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments.  A copy of the amended preliminary prospectus, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the amended preliminary prospectus reflects some corrections or clarifications to selected passages of the original preliminary prospectus, as well as some updated information.

FORM S-1

General

1.
We note that you have incorporated by reference CMGO’s historical and prospective Exchange Act filings. Form S-1 does not provide for prospective incorporation by reference. Refer to General Instructions VII to Form S-1. Further, Form S-1 does not permit historical incorporation of filings made by persons other than the registrant. Please revise or advise.

Michael McTiernan
United States Securities and Exchange Commission
February 10, 2012

COMPANY RESPONSE

The preliminary prospectus has been amended to remove any reference to “incorporation by reference”.

Risk Factors

AE could be materially adversely affected by its level of indebtedness, page 15

2.
We note your disclosure that you assume the debentures to be issued by AEAC to investors in the Senior Notes will be converted into common stock of AE. This assumption is inconsistent with the AE pro forma financial information on pages 16, 45, and 50-51 which do not give effect to such assumption. Please revise to clarify this apparent conflict.

COMPANY RESPONSE

Since the Company has no firm commitment that the debentures will be converted into common stock, the AE pro forma financial information has been revised to remove the conversion.  Furthermore, the Company has determined that AE will be issuing debentures, not AEAC.  The preliminary prospectus has been amended to reflect this change.

AE expects that it will be substantially dependent…, page 20

3
We note your revision in response to comment 14 of our comment letter dated November 17, 2011 where you state that “Currently, 75% of AE’s revenue is generated by 6 major customers.” Please advise whether you are party to contract(s) with any of these customers upon which your business is substantially dependent. If so, please file the agreements with these customers as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Michael McTiernan
United States Securities and Exchange Commission
February 10, 2012

COMPANY RESPONSE

The Company has included 3 customer contracts as exhibits to the amended prospectus.

AE Pro Forma Capitalization, page 45

4.
Clarify the inconsistency between the pro forma capitalization and the pro forma debt ratio on page 16, which state that the convertible debenture will be issued to persons who have paid off the senior debt, and the AE pro forma financial information on pages 50-51, which states that the senior debt will be assumed by AE. To the extent that you include the assumption that the senior debt will be refinanced, please tell us how you determined that this assumption is factually supportable.

COMPANY RESPONSE

The AE pro forma financial information has been amended to reflect the appropriate pro forma entries, including the elimination of the Senior Debt.  Any reference to AE assuming debt has been removed.  It is expected that AE will arrange for investors to repay the Senior Debt in exchange for convertible debentures of AE.

CMGO Pro Forma Condensed Consolidated Financial Statements, pages 46-48

5.	Please revise the introductory paragraph on page 46 to delete the reference to the pro forma condensed statement of cash flows, which is not presented.

COMPANY RESPONSE

The reference to pro forma condensed statement of cash flows has been deleted.

6.
Please include a pro forma income statement for CMGO for the year ended December 31, 2010 that begins with the historical income statement before the separation and shows the separation of AE along with the pro forma adjustments necessary to arrive at the remainder of the existing entity.

Michael McTiernan
United States Securities and Exchange Commission
February 10, 2012

COMPANY RESPONSE

A pro forma income statement for CMGO for the year ended December 31, 2010 has been added.

7.
Please tell us why you have not included pro forma adjustments to delete the senior notes from the balance sheet and to show the related pro forma effect on the income statement. We note that a key condition for completing the separation is satisfactory payment arrangements for the senior notes thereby releasing CMGO from its obligations under the senior notes.

COMPANY RESPONSE

The deletion of the senior notes from the CMGO balance sheet was omitted from the prior financial statements in error.  The revised pro forma balance sheet now properly reflects the Senior Notes transaction in its entirety.

8.
Please tell us how you considered the effect of the 15% interest retained by CMGO in AE and the CMGO’s rights under the Royalty Agreement and Services Agreement in presenting the CMGO pro forma financial information

COMPANY RESPONSE

The 15% interest retained by CMGO is reflected on the balance sheet in the form of 4.5 million shares of AE common stock (30M x 15%) at par value.

The rights retained by CMGO under the Royalty and Services Agreements have no value at present, and therefore no entry has been made within the pro forma financial information.

Michael McTiernan
United States Securities and Exchange Commission
February 10, 2012

AE Pro Forma Condensed Consolidated Financial Statements, pages 49-51

9.	Please revise the introductory paragraph on page 49 to delete the reference to the pro forma condensed statement of cash flows, which is not presented.

COMPANY RESPONSE

The reference to pro forma condensed statement of cash flows has been deleted.

10.
Please include a pro forma income statement for AE for the year ended December 31, 2010 that begins with the historical income statement and shows the pro forma adjustments necessary to show the effects of the proposed transactions.

COMPANY RESPONSE

A pro forma income statement for AE for the year ended December 31, 2010 has been added.

11.	Please revise the pro forma financial statements to include a column showing the consolidation of AEAC by AE consistent with your response to comment 18 in our letter dated November 17, 2011.

COMPANY RESPONSE

The pro forma financial statements for AE have been revised to reflect the consolidation of AEAC.

12.
Please refer to your pro forma income statement on page 51. It appears that you have included a pro forma adjustment for expenses to be incurred by AE in connection with the issuance and distribution of securities registered. Please tell us how these adjustments are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Consider the guidance in Rule 11-02(b) (5) and (6) of Regulation S-X

Michael McTiernan
United States Securities and Exchange Commission
February 10, 2012

COMPANY RESPONSE

Upon further consideration consistent with Rule 11-02(b)(6), the Company has concluded that the adjustments previously included in the pro forma income statements are not expected to have a continuing impact on the registrant, and have therefore been removed.

13.
We note your response to comment 19 in our letter dated November 17, 2011 and your revised disclosure that the assumed conversion of the N. Bradley note is based upon discussion with Mr. Bradley. Please clarify if you have a firm commitment for this conversion; otherwise, there does not appear to be a factual basis for including the conversion adjustment in your pro forma balance sheet on page 50 and in the pro forma capitalization tables on pages 16 and 45.

COMPANY RESPONSE

Although discussions with Mr. Bradley indicate that he intends to convert the debt into common stock, the Company has no firm commitment.  The Company has therefore removed the conversion from the pro forma financial statements,

14.
Notwithstanding the above comments relating to the senior notes and the N. Bradley note, please tell us why you have not included pro forma adjustments for the effect on interest expense relating to the assumption of the senior notes and the assumed conversion of the N. Bradley note

COMPANY RESPONSE

The Company is not assuming the senior notes.

The N. Bradley note amount reflected in the pro forma consists of principal and interest. Since there is no firm commitment from Mr. Bradley on the conversion of the debt into common stock, the Company has deleted the pro forma entry regarding the conversion.

15.
Please tell us how you considered the effect of the 15% interest retained by CMGO in AE and the AE’s obligation under the Royalty Agreement and Services Agreement in presenting the AE pro forma financial information.

Michael McTiernan
United States Securities and Exchange Commission
February 10, 2012

COMPANY RESPONSE

The 15% interest retained by CMGO is reflected on the balance sheet in the form of 4.5 million shares of AE common stock at par value.

The rights retained by CMGO under the Royalty and Services Agreements have no value at present, and therefore no entry has been made within the pro forma financial information.

Note 7: Related Party Transactions, page 62

16.
Please tell us and revise to clarify the effect to the financial statements of your accounting for the debt restructuring. As an example only, it is unclear how you calculated the amount of accrued interest as of September 30, 2011, and how the adjustment and recalculation of accrued interest from 15% to 7% is reflected in interest expense and accrued interest or will be reflected in future periods..

COMPANY RESPONSE

The entries to record the debt restructuring were inadvertently omitted from the original unaudited financial statements for the nine months ended September 30, 2011. The revised unaudited financial statements properly reflect the transaction.

Note 12: Subsequent Events, page 64

17.
We note your response to comment 26 in our letter dated November 17, 2011 and your revised disclosure relating to the Share Exchange. Please tell us and revise to disclose the value assigned by AEAC to the rights transferred from the former stockholders of AE in connection with the organization of AEAC, and how AE will value those rights in the Share Exchange.  Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

COMPANY RESPONSE

 The rights transferred from the former shareholder of AE to AEAC are considered to be a contribution by controlling shareholders and founders of AEAC.  Therefore, they are valued at the former shareholders

Michael McTieman
United States Securities and Exchange Commission
February 10, 2012

18.
We note your conclusion that the Share Exchange between AE and AEAC and resulting transactions are a “business combination,” and will be accounted for using the acquisition-date fair value. Tell us the factors you considered in evaluating whether these transactions represent a business combination, how you identified the accounting acquirer, and how ASC 805 supports your conclusions. Also, tell us how your pro forma financial statements reflect the accounting described in your response.

COMPANY RESPONSE

Please disregard our previous response regarding the share exchange between AE and AEAC.  The transactions and accounting are as follows:

1.	The former shareholder of AE contributes the Rights at $0 in exchange for ownership in AEAC resulting in AEAC holding the Rights at $0 basis. (refer to our response to Comment 17 above).

2.
AEAC acquires 80% of AE from CMGO for approximately $1,250,000 (used to repay certain notes payable) and future contingent consideration.  This transaction is a business combination under ASC 805 and will be accounted for using acquisition date fair values.

3.
The shareholders of AEAC and AE complete the Share Exchange whereby the AEAC shareholders give AE 100% of the shares in AEAC in exchange for the shares of AE held by AEAC (80% of total AE shares).  This transaction is not a business combination under ASC 805, and instead is a share exchange  between entities under common control.  AEAC has no assets, liabilities or operations prior to the share exchange other than the Rights which are carried at $0. The result of this transaction is to have the AEAC shareholders directly own 80% of AE and for AE to own 100% of AEAC with no expected material change to the financial statements of AE or AEAC other than change in direct ownership of each.

We have revised our pro forma financial statements to reflect the accounting described above.

19.
We note your assertion that the financial statements of AEAC have not been included in the preliminary prospectus since AEAC has no transactions until after the Separation. Please tell us how you came to this conclusion, given the transfer of rights from the former stockholders of AE in connection with the organization of AEAC before the Separation.

Michael McTiernan
United States Securities and Exchange Commission
February 10, 2012

COMPANY RESPONSE

The transfer of rights, which occurred prior to the Separation pro forma financial statements of AE have been revised to include the consolidation of AEAC.

Experts, page 75

20.
We note that the unaudited financial statements of AE as of September 30, 2011 and for the nine months then ended have been incorporated in the prospectus in reliance on the report of MaloneBailey, LLP. Please tell us how you considered Rule 8-03 of Regulation S-X as it relates to the requirements of filing the report of the accountants on the review of the interim financial statements. Also, tell us why you have not made reference to the unaudited financial statements for the comparative nine months ended September 30, 2010 which are also included in the prospectus.

COMPANY RESPONSE

Audited financial statements for AudioEye have been provided for the years ended December 31, 2010 and 2009.  The audit report from MaloneBailey was issued on October 21, 2011 and has been included in the prospectus.

Interim financial statements were prepared for the nine months ended September 30, 2011, and included September 30, 2010 as comparative figures. Pursuant to Rule 8-03, since the interim financial statements were not included in any 10Q filing, no formal review was required.

Reference to the September 30, 2010 financial statements was inadvertently omitted, and the revised prospectus has been amended to include said reference.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Michael McTiernan
United States Securities and Exchange Commission
February 10, 2012

21.
We note that the accountants’ consent refers to January 3, 2012 as the date of the audit report, which is inconsistent with the date of the audit report (October 21, 2011) on page 53. Please revise as appropriate to correct this apparent conflict.

COMPANY RESPONSE

The consent has been amended to reflect the appropriate date.

*           *           *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 2.  When the time comes, as amended, the Company will include in its acceleration request the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,

                                                                                                       /s/David Ficksman
David L. Ficksman
DLF/tms

Cc:           Jorge Bonilla (SEC)
Jonathan Wiggins (SEC)
Folake Avoola (SEC)
Nathaniel Bradley